EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $1.28 for the year ended December 31, 2004 was calculated by dividing net income of $4.4 million for the period January 1, 2004 to December 31, 2004 by the weighted-average number of common shares outstanding of 3,459,379.

Diluted earnings per common share of $1.26 for the year ended December 31, 2004 was calculated by dividing net income of $4.4 million for the period January 1, 2004 to December 31, 2004 by the weighted-average number of common shares outstanding of 3,506,983.